UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to §240.13d-1(a) and
Amendments

Thereto Filed Pursuant to §240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. __)

Red Violet, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

75704L104

(CUSIP Number)

Joshua B. Weingard, Esq.

Red Violet, Inc.

2650 North Military Trail, Suite 300

Boca Raton, Florida 33431

(561) 757-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2020

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75704L104	Page 2 of 6

1.	NAMES OF REPORTING PERSONS Greater Miami Jewish Federation, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,497,982
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,497,982
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,497,982
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%(1)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	All percentages of beneficial ownership expressed herein are based on 12,150,035 shares of the Issuer’s Common Stock outstanding as of November 6, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2020, filed with the Securities and Exchange Commission on November 10, 2020.

CUSIP No. 75704L104	Page 3 of 6

Item 1.	Security and Issuer

This Schedule 13D was filed on December 23, 2020 by the Greater Miami Jewish Federation, Inc. (the “Reporting Person”) with respect to shares of common stock, par value $0.001 per share (the “Common Stock”), of Red Violet, Inc., a Delaware corporation (the “Issuer”).

The principal executive offices of the Issuer are located at 2650 North Military Trail, Suite 300, Boca Raton, Florida 33431.

Item 2.	Identity and Background.

(a) This Statement is being filed by Greater Miami Jewish Federation, Inc., a Florida corporation (the “Reporting Person”).

(b) The business address of the Reporting Person is 4200 Biscayne Blvd., Miami, FL 33137.

(c) The Reporting Person is a qualified tax-exempt nonprofit corporation with a mission to mobilize human and financial resources to care for those in need, strengthen Jewish life and advance the unity, values and shared purpose of the Jewish people in Miami, in Israel and around the world. The Reporting Person invests money to advance its mission.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) The name, business address and present principal occupation or employment of each of the directors and executive officers of the Reporting Person are set forth in Annex A to this Statement and are incorporated herein by reference. Unless otherwise indicated in Annex A, each of the directors and executive officers of the Reporting Person is a citizen of the United States with a business address at c/o Greater Miami Jewish Federation, Inc., 4200 Biscayne Blvd., Miami, FL 33137. To the Reporting Person’s best knowledge and belief, none of the Reporting Person’s directors or executive officers has been convicted in a criminal proceeding or was or is subject to a civil judgment of the type described in clauses (d) or (e) above.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person relies on charitable donations as a primary source of funds. On December 17, 2020, the Reporting Person received a donation of 2,497,982 shares of Common Stock in order to support its programs and mission.

CUSIP No. 75704L104	Page 4 of 6

Item 4.	Purpose of Transaction.

The Common Stock was donated to the Reporting Person for the purpose of advancing its mission. The Reporting Person intends to evaluate on an ongoing basis the Issuer’s prospects and financial condition, the market for the Common Stock, and other factors. As a part of such evaluation, the Reporting Person, or its respective agents, may participate in meetings or hold discussions with the Issuer’s management, other shareholders and other persons, in which discussions the Reporting Person or its agents may express their views with respect to the operations, assets, capital structure or ownership of the Issuer, and possible changes therein as a means of enhancing shareholder value. Such expression of views may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D form.

Depending upon, among other things, the factors set forth above, the Reporting Person reserves the right to (i) dispose of all or part of its ownership of the Common Stock at any time, (ii) acquire additional Common Stock, (iii) propose a merger or similar business combination involving the Issuer, (iv) propose open-ending the fund, or (v) take any other action with respect to the Issuer. Except as described above in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(c)	A sale or transfer of a material amount of assets of the Issuer;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization of the Issuer;

(f)	Any other material change in the Issuer’s business or structure;

(g)	Changes in the Issuer’s declaration of trust, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

CUSIP No. 75704L104	Page 5 of 6

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, 2,497,982 shares of Common Stock. The Common Stock owned by the Reporting Person constitutes approximately 20.6% of the Common Stock issued and outstanding (computed on the basis of 12,150,035 shares of the Issuer’s Common Stock outstanding as of November 6, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2020, filed with the Securities and Exchange Commission on November 10, 2020).

(b) The Reporting Person has sole power to dispose of 2,497,982 shares of Common Stock and sole power to vote 2,497,982 shares of Common Stock

(c) On December 17, 2020, the Reporting Person received a donation of 2,497,982 shares of Common Stock in order to support its programs. As of the date hereof, the Reporting Person has not engaged in any other transaction in shares of Common Stock.

(d) Not Applicable.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Materials to be Filed as Exhibits.

None.

CUSIP No. 75704L104	Page 6 of 6

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREATER MIAMI JEWISH FEDERATION, INC.

Dated: December 23, 2020	By:	/s/ Oksana Cardini
Oksana Cardini, Chief Financial Officer

Annex A

Executive Officers

Jacob Solomon, President & Chief Executive Officer

Oksana Cardini, Chief Financial Officer

Scott Kaplan, Director of The Foundation

Mimi Klimberg, Chief Technology and Analytics Officer

Michelle Labgold, Chief Planning Officer

Jeffrey Y. Levin, Chief Development Officer

Bonnie R. Mechoullam, Chief Marketing and Communications Officer

Board of Directors

Isaac K. Fisher, Chairman*

Jeffrey Scheck, Immediate Past Chairman

Ariel Bentata, Vice Chair

Elise Scheck Bonwitt, Vice Chair

Mojdeh Khaghan Danial, Vice Chair

Steve Foldes, Vice Chair

Steven Gretenstein, Vice Chair

Dr. Bruce Kohrman, Vice Chair

Sidney M. Pertnoy, Vice Chair

Barbara Shrut, Vice Chair

Stanley Weinstein, Vice Chair

Hedy K. Whitebook, Vice Chair

Tammy Woldenberg, Vice Chair

Richard Yulman, Vice Chair

Ray Ellen Yarkin, Secretary

Sara Bejar, Associate Secretary

Michelle S. Diener, Treasurer

Michelle Ben-Aviv, Associate Treasurer

* Denotes dual citizen of Israel and the United States